Exhibit 99.4

News Release

Contacts:
Robert B. Wickham	Colin J. Chapin
President	Senior Vice President — Chief Financial Officer
(416) 682-8600	(416) 682-8600
(877) 239-7200	(877) 239-7200
Trizec Canada Announces Amendment to
Merger and Arrangement Agreement
     TORONTO — August 31, 2006: Trizec Canada Inc. (TSX:TZC) today announced that it entered into an agreement amending the merger and arrangement agreement among Trizec Properties, Inc. (NYSE:TRZ), Trizec Holdings Operating LLC, Trizec Canada and affiliates of Brookfield Properties Corporation (NYSE:BPO) first announced on June 5, 2006, pursuant to which an affiliate of Brookfield Properties will acquire all outstanding subordinate voting shares and multiple voting shares of Trizec Canada for an aggregate consideration for each share outstanding immediately before the arrangement of US$30.97 in cash plus an additional cash amount representing a pro rata portion of any unpaid regular quarterly dividend. The proposed transaction is described more fully in the management information circular of Trizec Canada dated August 8, 2006, which was mailed to its shareholders on August 15, 2006, as supplemented by an information supplement dated August 31, 2006 describing the amendments.
     The amendments are made in connection with the entering into by Trizec Properties of a memorandum of understanding regarding the settlement of two putative stockholder class action lawsuits filed against Trizec Properties and its directors in the United States. Trizec Properties vigorously denies all liability with respect to the facts and claims alleged in the lawsuits. However, to avoid the risk of delaying the transactions contemplated by the merger and arrangement agreement and to minimize expenses, Trizec Properties has agreed to settle the lawsuits. Trizec Canada is not a defendant in the lawsuits and is not a party to the proposed settlement. The proposed settlement and the amendments to the merger and arrangement agreement will not affect the consideration to be received by Trizec Canada shareholders or Trizec Properties stockholders in connection with the transactions contemplated by the merger and arrangement agreement.
     The amendments to the merger and arrangement agreement provide more flexibility to Trizec Canada and Trizec Properties in the event of a superior acquisition proposal relating to Trizec Canada

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or Trizec Properties and include an aggregate reduction of US$10 million in the termination fees which would be payable in certain circumstances by Trizec Properties and Trizec Canada. The full text of the amendments is available electronically on www.sedar.com and on www.trizeccanada.com.
     The boards of directors of Trizec Canada has approved the amendments to the merger and arrangement agreement and recommended the approval of the proposed transactions by Trizec Canada’s shareholders. The closing of the proposed transactions is expected to occur on or about October 4 or 5, 2006 and is contingent upon customary closing conditions and approval by Trizec Canada’s shareholders at a meeting scheduled to be held on September 12, 2006.
     Trizec Canada is a Canadian public company that trades on the Toronto Stock Exchange under the symbol TZC and is a mutual fund corporation under Canadian tax rules. The Company is primarily engaged in the U.S. real estate business through its interest in Trizec Properties. Trizec Properties, a real estate investment trust (REIT), trades on the New York Stock Exchange under the symbol TRZ and is one of North America’s largest owners of commercial office properties. For more information, visit Trizec Canada’s web site at www.trizeccanada.com.
This Press Release contains forward-looking statements relating to Trizec Canada’s business and financial outlook, which are based on its current expectations, estimates, forecasts and projections. The use of forward-looking words such as “may”, “will”, “expects” or similar terms generally identify such statements. These statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made and Trizec Canada undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Included, without limitation, among these factors are changes in national and local economic conditions, including those economic conditions in Trizec Properties seven core markets; the extent, duration and strength of any economic recovery in the United States; Trizec Properties’ ability to maintain occupancy and to timely lease or re-lease office space; the extent of any bankruptcies and insolvencies of tenants of Trizec Properties; Trizec Properties’ ability to sell its non-core office properties in a timely manner; Trizec Properties’ ability to acquire office properties selectively in its core markets; Trizec Properties’ ability to integrate and realize the full benefits from its acquisitions including its acquisitions of certain office properties and undeveloped land parcels that were formerly owned by Arden Realty, Inc.; Trizec Properties’ ability to maintain REIT qualification and changes to U.S. tax laws that affect REITs; material increases in the amount of special dividends payable by Trizec Properties to affiliates of Trizec Canada on shares of Trizec Properties’ special voting stock as a result of increases in the applicable cross-border withholding tax rates; the issuance of additional TPI common stock pursuant to the conversion of Class F stock occurring as a result of United States Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) tax being incurred; Canadian tax laws that affect treatment of investment in U.S. real estate companies; the competitive environment in which Trizec Properties operates; the cost and availability of debt and equity financing to Trizec Properties; the effect of any impairment charges associated with changes in market conditions; Trizec Properties’ ability to obtain, at a reasonable cost, adequate insurance coverage for catastrophic events, such as earthquakes and terrorist acts; future demand for Trizec Canada’s and Trizec Properties’ debt and equity securities; Trizec Canada’s and Trizec Properties’ ability to attract and retain high-quality personnel at a reasonable cost in a highly competitive labour environment; market conditions in existence at the time Trizec Properties’ sells assets; the possibility of change in law adverse to Trizec Canada; joint venture and partnership risks; the satisfaction of the conditions to consummate the proposed mergers and arrangement with Brookfield Properties, including the adoption of the merger and arrangement agreement by stockholders of Trizec Properties and the approval of the related arrangement resolution by shareholders of Trizec Canada; the actual terms of certain financings that will be obtained for the mergers and the arrangement; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger and arrangement agreem ent; the outcome of the legal proceedings that have been or may be instituted against Trizec Properties or Trizec Canada following announcement of the mergers and the arrangement; the failure of the mergers or the arrangement to close for any other reason; the amount of the costs, fees, expenses and charges related to the mergers and the arrangement; and other risks and uncertainties detailed from time to time in Trizec Properties’ filings with the Securities and Exchange Commission. Such factors also include those set forth in more detail in the Risk Factors section in the Trizec Canada Inc. Annual Information Form dated March 16, 2006.

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